Exhibit 99.1

LanguageLoop Implements NICE CXone to Transform its Customer Experience
Operations

LanguageLoop delivers frictionless mission-critical customer and employee experiences with NICE
CXone

Hoboken, N.J.– March 1, 2023 – NICE (Nasdaq: NICE) today announced that LanguageLoop has implemented NICE’s CXone cloud native platform to futureproof its customer experience operation and deliver an enhanced customer and user experience.

LanguageLoop is Australia’s leading full-service language provider that delivers essential translation and interpreting services to customers across key industries, including finance, insurance, health, education, energy, law, business, and government. Their contact center team fields more than 500,000 customer interactions annually and connects customers with almost 3,000 contracted interpreters.

LanguageLoop was experiencing significant limitations in handling the required call volume and needed to move to a flexible cloud-based solution with comprehensive interactive voice response (IVR) services. LanguageLoop engaged NICE to transform the customer experience and unify its operations with CXone.

NICE CXone enables LanguageLoop to seamlessly automate its inbound interactions and quickly connect customers with available interpreters, providing an efficient solution for customers requiring essential communication services where English is not their first language. With CXone, customers can call in and use their LanguageLoop identification number to connect with translation and interpretation services in over 190 languages. CXone also seamlessly integrates with LanguageLoop’s booking system and supports its dedicated contact center staff in processing bookings for translating and interpreting services. With the benefit of CXone’s open application programming interface (API), LanguageLoop can more efficiently productize its service and go to market quicker with a better-rounded product portfolio.

George Bisas, Chief Executive Officer, LanguageLoop, said, “NICE CXone is the ideal solution for LanguageLoop as it delivers a mature and intuitive cloud native solution that can be fully automated to deliver a streamlined service to connect customers with contracted interpreters in mission and life-critical events. It brings together all the individual pieces of the LanguageLoop contact center into a more connected solution that delivers greater efficiencies for the business. With the support of seamless IVR workflows, CXone empowers LanguageLoop to transcend language barriers and better support its customers in times of great need.”

CXone’s easy-to-use interface also allows LanguageLoop to make direct and rapid changes to its solution without needing additional technical support. The LanguageLoop team can make changes, test, and deploy within short timeframes to ensure seamless experiences for its customers. CXone also provides essential monitoring and reporting services for LanguageLoop’s contact center agents, which helps to ensure greater quality control over its interpreting and translating services.

Darren Rushworth, President, NICE International, said, “NICE is pleased to support LanguageLoop as they continue to deliver frictionless experiences that transcend language barriers. LanguageLoop delivers mission-critical services to thousands of customers and CXone is now a vital piece of its supporting infrastructure.”

About LanguageLoop
LanguageLoop is Australia’s leading language service provider. With over 40 years of experience, LanguageLoop’s extensive network of over 3,000 interpreters and translators speaks over 190+ languages. Trusted by Australia’s state and federal governments and leading brands including AGL, Energy Australia, The Westpac Group, IAG, and others, LanguageLoop helps organizations connect with over 500,000 non-English speakers every year, through its extensive range of services including telephone, in-person and on-demand video interpreting, translations, and other digital language solutions. For more information visit languageloop.com.au.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.